Christopher P. Calzaretta

Senior Vice President and

Chief Financial Officer

Phone: (717) 396-3206

E-Mail: cpcalzaretta@armstrongceilings.com

November 9, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4631

Re: Armstrong World Industries, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 22, 2022

Form 8-K

Furnished February 22, 2022

File No. 001-02116

Dear Division of Corporation Finance:

We acknowledge receipt of your comment letter dated October 26, 2022. For your convenience in reviewing our responses, we have repeated each comment and presented our response thereto.

Form 8-K furnished February 22, 2022

Exhibit 99.1, Page 7

Comment

1.
We note on page 9 that the non-GAAP measure, adjusted free cash flow, is reconciled to net cash provided by operating and investing activities. Please advise how you considered Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures that states "free cash flow" is typically calculated as cash flows from operating activities presented in the statement of cash flows under GAAP, less capital expenditures.

Armstrong World Industries
2500 Columbia Avenue, Lancaster, PA 17603

717.397.0611 | www.armstrongceilings.com

Division of Corporation Finance	November 9, 2022

In addition, we note on page 7 that disclosed adjusted free cash flow "provides insight into the amount of cash that the Company generates for discretionary uses, after expenditures for capital investments and adjustments for acquisitions and divestitures." Please tell us how you considered Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures that states "free cash flow" should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures.

Armstrong World Industries Response

We acknowledge that our adjusted free cash flow measure differs from the typical calculation of the non-GAAP measure “free cash flow” as being cash flows from operating activities presented in the statement of cash flows under GAAP, less capital expenditures, as noted in Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Our reconciliation of adjusted free cash flow includes net cash provided by operating and investing activities to include cash dividends received from our 50% owned Worthington Armstrong Venture (“WAVE”) joint venture with Worthington Industries, Inc., and cash proceeds from company-owned officer life insurance policies. We believe it is more meaningful to the users of the financial statements to present these cash flows as components of our adjusted free cash flow measure.

We use the cumulative earnings approach to determine the appropriate classification of distributions from WAVE within our consolidated statements of cash flows. Since WAVE distributions of cash exceed our capital contributions and proportionate share of retained earnings in the joint venture, they are reflected as a return of investment in cash flows from investing activities in our GAAP based consolidated statements of cash flows. Management believes the dividends we receive from WAVE are a core component of our ongoing cash flow generation, similar to the equity earnings from WAVE which are included as a component of operating income and EBITDA.

Management classifies cash proceeds from the settlement of company-owned officer life insurance policies as cash flows from investing activities within our GAAP based consolidated statements of cash flows. The related annual premiums on these corporate-owned life insurance policies are classified as cash outflows for operating activities within our GAAP based consolidated statements of cash flows. Management believes it is appropriate to include both of these related cash flows within our adjusted free cash flows measure.

We acknowledge the staff’s comments related to how our disclosures imply that adjusted free cash flow represents the residual cash available for discretionary expenditures and how this disclosure is inconsistent with the guidance in Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. As such, we respectfully confirm for the staff that this language will not appear in any of our future filings with the Securities and Exchange Commission or other public statements we make.

In future filings, management’s description of our adjusted free cash flows measure will be revised and expanded to clearly disclose how this measure is calculated, as noted in Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, as follows:

Division of Corporation Finance	November 9, 2022

“Adjusted free cash flow is defined as cash from operating and investing activities, adjusted to remove the impact of cash used or proceeds received for acquisitions and divestitures, environmental site expenses and related insurance recoveries. Management’s adjusted free cash flow measure includes returns of investment from WAVE and cash proceeds received from the settlement of company-owned officer life insurance policies, which are presented within investing activities on our consolidated statement of cash flows.”

Exhibit 99.1, Page 8

Comment

2.
We note that the non-GAAP measure, adjusted EBITDA, is reconciled to earnings (loss) from continuing operations, earnings (loss) before tax, and operating income. Please reconcile adjusted EBITDA to net earnings (net income as presented in the statement of operations under GAAP) in future filings. Refer to Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In addition, please present this GAAP measure with greater or equal prominence to your non-GAAP measure.

Armstrong World Industries Response

We acknowledge the request to reconcile adjusted EBITDA to net earnings (net income as presented in the statement of operations under GAAP). In future filings, we will provide this reconciliation, and where applicable, present the GAAP measure with greater or equal prominence to the adjusted EBITDA non-GAAP measure.

Investor presentation for Q2 2022 available from the Company’s website, page 15

Comment

3.
We note the Company presented adjusted EBITDA in the investor presentation. Please also present the most directly comparable GAAP measure in other public disclosure, such as an investor presentation, in the future when a non-GAAP measure is presented in accordance with Regulation G.

Armstrong World Industries Response

We acknowledge the request to also present the most directly comparable GAAP measure when presenting adjusted EBITDA. In future filings and public disclosures when presenting adjusted EBITDA, we will also present, and provide a reconciliation to, net earnings (net income as presented in the statement of operations under GAAP) and where applicable, we will present the GAAP measure with greater or equal prominence to the adjusted EBITDA non-GAAP measure.

Form 10-K for the fiscal year ended December 31, 2022

Item 8. Financial Statements and Supplementary Data

Note 4. Revenue, page 49

Comment

4.
We note your disclosure of net sales by geographic area on page 48 and net sales by major customer group for each segment on page 49. Please disclose revenues from external customers for each product and service or each group of similar products and services as required by ASC 280-10-50-40 or tell us and disclose why it is impracticable to do so.

Division of Corporation Finance	November 9, 2022

Armstrong World Industries Response

We believe each of our revenue-generating operating segments, Mineral Fiber and Architectural Specialties, have been structured as, and represent, groups of distinct products as contemplated by ASC 280-10-50-40. Management believes these product groups present the most appropriate depiction of how the nature, amount, and timing of revenues and related cash flows are affected by economic factors. Furthermore, the nature of the products sold within each segment are similar, as are their customers and distribution methods. We do not believe further product disaggregation below the reported net product sales by segment as currently disclosed would be meaningful to the users of our financial statements. Finally, the net sales generated are entirely from the sale of products, and as such, do not contain any service revenues.

In future filings, we will include the following disclosure within our Nature of Operations note, below the tabular disclosure of net sales by geographic area by segment, for improved clarity:

“Our product-based Mineral Fiber and Architectural Specialties segment net sales represent the product group offerings we sell to external customers.”

If you have any questions or would like further clarification, please feel free to contact James Burge, VP, Corporate Controller & Chief Accounting Officer at (717) 396-2294 or me at (717) 396-3206.

Sincerely,

/s/ Christopher P. Calzaretta
Christopher P. Calzaretta, Senior Vice President and
Chief Financial Officer (Principal Financial Officer)